SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 21, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated July 21, 2020, The Company released a material fact complementing the ones previously published in relation to the coronavirus’ evolution (COVID-19) in Argentina, informing its shareholders and the market in general that in compliance with the provisions set forth in sections 2 and 10 of the Decree 605/2020 enacted by the National Executive Power, whose objective is to continue minimizing the risks of spreading the virus and to protect public health, the Company’s Shopping Malls located in Buenos Aires City and Greater Buenos Aires will remain closed, operating only in the activities that are considered essential such as pharmacies, supermarkets and banks until August 2, 2020. Likewise, clothing and footwear stores, whose access is through the street, can operate as well as restaurants under “take away” system.

In the rest of the country, most of the provinces keep the flexibilization and the opening of their commercial and recreational activities. In this context, Alto Comahue shopping center located in Neuquén province, restarted its operations on July 17. Thereby, it joins Alto Noa, Mendoza Plaza, Córdoba Shopping, Alto Rosario and La Ribera Shopping, which are already operating.

Alto Comahue will operate under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures which main objective is to avoid crowds and with this, the spread of COVID-19.

As a consequence of this reopening, the Company is operating all its malls in the interior of Argentina for approximately 133,000 sqm representing 40% of its portfolio’s GLA, with the exception of food courts and entertainment areas in Neuquén, Cordoba and Santa Fe shopping malls that remain closed.

The Company keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: July 21, 2020